IMPACT ELEVEN LLC

FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANT'S REVIEW REPORT
YEAR ENDED DECEMBER 31, 2022
AND PERIOD JULY 16, 2021, THROUGH DECEMBER 31, 2021

IMPACT ELEVEN LLC

CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Impact Eleven LLC
Bingham Farms, Michigan

We have reviewed the accompanying financial statements of Impact Eleven LLC, (a limited liability company), which comprise the balance sheets as of December 31, 2022 and December 31, 2021 and the related statements of operations and changes in members' equity, and cash flows for the year ended December 31, 2022 and the period July 16, 2021, through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Impact Eleven LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

(Continued)

Mellen, Smith & Pivoz, PLC • Certified Public Accountants
30800 Telegraph Rd. • Suite 2800 • Bingham Farms, MI 48025 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
(Continued)

Emphasis of Matter with Respect to Change of Reporting Entity

As discussed in Note 1 to the financial statements, Impact Eleven LLC, changed its reporting entity in 2022. Our conclusion is not modified with respect to this matter.

Supplementary Information

The supplementary information included in the accompanying schedule of operating expenses is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Mellen Smith & Pivoz

Bingham Farms, Michigan
June 28, 2023

IMPACT ELEVEN LLC

BALANCE SHEETS

ASSETS

		DECEMBER 31		
		2022		2021
CURRENT ASSETS				
Cash and cash equivalents	$	105,839	$	41,985
Accounts receivable		200,991		15,000
Accounts receivable - Related party		55,271		-
Prepaid expenses - Short term		32,521		-
Total current assets		394,622		56,985
Total assets	$	394,622	$	56,985

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES				
Accounts payable	$	167,015	$	-
Accrued expenses		-		26,144
Total current liabilities		167,015		26,144
MEMBERS' EQUITY		227,607		30,841
Total liabilities and members' equity	$	394,622	$	56,985

See independent accountant's review report and notes to financial statements.

IMPACT ELEVEN LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

	YEAR ENDED DECEMBER 31, 2022	PERIOD JULY 16 - DECEMBER 31, 2021
REVENUE		
Training and development	$ 1,544,893	$ 1,035,195
Creative services	929,449	-
Founders' services	960,000	400,000
Total revenue	3,434,342	1,435,195
COST OF REVENUE		
Team	1,413,179	1,214,360
Bootcamp	457,421	-
Training and development	276,277	-
Video shoot	221,357	-
Creative services	139,114	38,777
Advisor fees and commissions	95,132	-
Sales fees	54,212	-
Travel and entertainment	13,590	7,395
Subscription expenses	1,685	93
Total cost of revenue	2,671,967	1,260,625
GROSS PROFIT	762,375	174,570
OPERATING EXPENSES	752,213	143,729
NET INCOME	10,162	30,841
MEMBERS' EQUITY -		
Beginning of year	30,841	-
Merger of 3 Ring Circus, LLC	186,604	-
MEMBERS' EQUITY -		
End of year	$ 227,607	$ 30,841

See independent accountant's review report and notes to financial statements.

IMPACT ELEVEN LLC

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2022	PERIOD JULY 16 - DECEMBER 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,162	$ 30,841
Adjustments to reconcile net income to net		
cash provided by operating activities:		
(Increase) Decrease in:		
Accounts receivable - Trade	(144,548)	(15,000)
Accounts receivable - Related party	(55,271)	-
Prepaid expenses	(32,521)	-
Increase (Decrease) in:		
Accounts payable - Trade	167,015	-
Accrued expenses	(105,844)	26,144
Net cash (used) provided by operating activities	(161,007)	41,985
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash received from merger of 3 Ring Circus, LLC	224,861	-
Net cash provided by investing activities	224,861	-
INCREASE IN CASH AND CASH EQUIVALENTS	63,854	41,985
CASH AND CASH EQUIVALENTS - Beginning of year	41,985	-
CASH AND CASH EQUIVALENTS - End of year	$ 105,839	$ 41,985

See independent accountant's review report and notes to financial statements.

IMPACT ELEVEN LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Impact Eleven LLC (the "Company"), was organized as a member-managed Michigan limited liability company on July 16, 2021 ("Date of Inception"). The Company provides keynote speaker training through bootcamps, development programs and one-on-one coaching. The Company has completed its first full year of planned, principal operations.

Limited Liability Company - The Company is a Michigan limited liability company. Under Michigan statute, members of an LLC are protected from liability for acts and debts of the LLC.

Financial Reporting Framework - The Company reports its financial position and results of operations on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Change in Reporting Entity - Effective January 1, 2022, the Company merged with 3 Ring Circus, LLC, a related party through common control. Accordingly, no remeasurement of the assets and liabilities of either company was conducted, nor gain or loss recognized on the transaction. The impact to the balance sheet at January 1, 2022, was as follows:

	Impact Eleven LLC	3 Ring Circus, LLC	Total
Cash and cash equivalents	$ 41,985	$ 224,861	$ 266,846
Accounts receivable	15,000	41,443	56,443
Total assets	$ 56,985	$ 266,304	$ 323,289
Accrued expenses	$ 26,144	$ 79,700	$ 105,844
Members' equity	-	40,000	40,000
Retained earnings	30,841	146,604	177,445
Total liabilities and members' equity	$ 56,985	$ 266,304	$ 323,289

Cash and Cash Equivalents - The Company considers demand deposits and highly-liquid securities purchased with an original maturity of three months or less to be cash or cash equivalents.

Accounts Receivable - Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management closely monitors outstanding balances and writes off any balances that are considered to be uncollectible on an ongoing basis. The Company uses the direct write-off method to record bad debts.

(Continued)

See independent accountant's review report.

IMPACT ELEVEN LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue Recognition - The Company recognizes revenue under Accounting Standards Codification Topic 606 ("ASC 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when a performance obligation is satisfied.

All of the Company's revenue is associated with contracts with customers that represent obligations to provide services that may be delivered over time or at a point in time. Contracts containing multiple performance obligations classify those performance obligations into separate units of accounting either as standalone or combined units of accounting. For those performance obligations treated as a standalone unit of accounting, revenue is generally recognized based on the method appropriate for each standalone unit. For those performance obligations treated as a combined unit of accounting, revenue is generally recognized as the performance obligations are satisfied, which generally occurs when contract achievements have been transferred to the customers.

The Company's revenues accounted for under ASC 606, do not require significant estimates or judgments based on the nature of the Company's revenue stream. The contract price is generally fixed in advance and all consideration from the contract is included in the transaction price. Any costs incurred prior to the period in which the services are performed to completion are deferred and recognized as cost of revenues in the period in which the performance obligations are completed.

Advertising - The Company expenses marketing costs as incurred. Included in operating expenses are marketing charges in the amount of $203,850 for the year ended December 31, 2022 and $-0- for the period from Date of Inception through December 31, 2021.

Income Taxes - The Company has elected to be taxed as a partnership under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, no amount has been recognized for federal income taxes for the years ended December 31, 2022 and the period from Date of Inception through December 31, 2021. Instead, the members include their respective share of the Company's net income in their individual income tax returns.

Uncertain Tax Positions - The Company has evaluated its tax positions, for the tax year ended December 31, 2022 and the period from Date of Inception through December 31, 2021, and has concluded that it did not have any unrecognized tax benefits or any additional tax liabilities at December 31, 2022 and December 31, 2021.

Recently Issued Accounting Standards - Management has evaluated all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board ("FASB") and adopted the ASUs applicable to it at the Date of Inception, and evaluated those ASUs issued during the fiscal year ended December 31, 2022 and the period from Date of Inception through December 31, 2021, and determined that there were no additional ASUs issued in that are applicable to the Company.

(Continued)

IMPACT ELEVEN LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Management's Review of Subsequent Events - The Company has evaluated events and transactions that occurred between December 31, 2022 and June 28, 2023, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. The Company determined that no adjustments were necessary at December 31, 2022 (see Note 6).

NOTE 2 - RELATED PARTY TRANSACTIONS

At December 31, 2022, the Company had accounts receivable of $55,271 from Platypus Labs, LLC, a related party through common ownership.

For the year ended December 31, 2022, the Company recorded revenue from its founding members ("Founders") in the amount of $960,000 and $400,000 for the period ended December 31, 2021.

The Company operates from the offices of a related party through common ownership and pays no lease payments. Management expects to enter into a lease agreement for facilities in 2023.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company is obligated under its contracts with customers to provide services for use by the customers individually or as organizations. The Company satisfies these performance obligations over the period of time that the customer utilizes the services, which is the point in time that the customer is able to direct the use of, and obtain substantially all of the remaining benefits from, the services. This typically occurs as services are rendered in accordance with contracts with its customers.

The Company's contracts with customers generally state the terms of the sale, including the rates and fees of each service purchased. Trade accounts receivable from the Company's customers are invoiced as the services are rendered and generally due within 30 days from the date its customers receive the invoice. The Company's contracts include stated rates charged per hour of service provided based on approved time sheets from clients.

Disaggregation of Net Revenues - The Company's service offerings by segment are as follows:

- *Training and development* - The Company provides speakers with speaker bootcamps, and both group and one-on-one coaching; and
- *Creative services* - Consists of video production and website development for speakers and the creation of brand blueprints and speaker branding; and
- *Founders' services* - Provides speaker bureau and other services to the founding Members and their respective organizations.

(Continued)

See independent accountant's review report.

IMPACT ELEVEN LLC

<u>NOTES TO FINANCIAL STATEMENTS</u>

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS *(Continued)*

The Company's revenues by segment are presented in the following table for the year ended December 31, 2022, and the period from Date of Inception through December 31, 2021:

	2022	2021
Training and development	$ 1,544,893	$ 1,035,195
Creative services	929,449	-
Founders' services	960,000	400,000
Total revenue	$ 3,434,342	$ 1,435,195

Contract Assets - The following table summarizes its beginning and ending balances for accounts receivable associated with its contracts with customers for the year ended December 31, 2022 and the period from Date of Inception through December 31, 2021:

	December 31, 2022	
	Accounts Receivable	Total Contract Assets
January 1, 2022	$ 15,000	$ 15,000
December 31, 2022	256,262	256,262
Increase	$ 241,262	$ 241,262

	December 31, 2021	
	Accounts Receivable	Total Contract Assets
July 16, 2021	$ -	$ -
December 31, 2021	15,000	15,000
Increase	$ 15,000	$ 15,000

The Company has no contract liabilities as defined by ASC 606 at December 31, 2022 and December 31, 2021.

Sales and Other Taxes - ASC 606 provides a practical expedient that allows companies to exclude from the transaction price any amounts collected from customers for all sales (and other similar) taxes. The Company does not include sales and other taxes in its transaction price and thus does not recognize these amounts as revenue.

See independent accountant's review report.

IMPACT ELEVEN LLC

<u>NOTES TO FINANCIAL STATEMENTS</u>

NOTE 4 - RISK AND UNCERTAINTIES

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

During 2022, a material part of the Company's business was concentrated in its Members as customers, the loss of which could have a material effect on the Company. Approximately 28% net sales were to the Members during the year ended December 31, 2022.

The Company commenced planned principal operations during 2021 as a speakers bureau and speakers support organization. It operates principally within the United States of America and is subject to risks and uncertainties within that macroeconomic environment. Its revenues are dependent on attracting speakers to use the Company's support services as well as generating fees for finding speaking opportunities for its clients. The Company is materially dependent on its Members for financial support for the foreseeable future.

NOTE 5 - DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution 401(k) plan, (the "Plan") covering salaried and hourly employees after three months service. Participants may contribute to the Plan up to $20,500 of their compensation during the year ended December 31, 2022. Participants age 50 and over may contribute an additional "catch-up" contribution of $6,500.

The Plan has a nondiscretionary safe harbor contribution which is an amount determined by the Company and allocated on a pro-rata basis to the participants. Contributions made by participants in the plan are 100% vested immediately as are the matching and discretionary contributions made by the Company. Participant contributions may be made as tax-deferred or Roth contributions. Matching contributions were $37,876 for the year ended December 31, 2022 and $-0- for the period from Date of Inception through December 31, 2021.

NOTE 6 - SUBSEQUENT EVENTS

In March 2023, the Company authorized and issued 10,000,000 preferred membership units ("Preferred Units") with a stated value of $2.00 per Preferred Unit. The Preferred Units were allocated equally between the Founders and retain 100% of the voting rights of the entity. Management has determined that this is not a recordable event at December 31, 2022.

In March 2023, the Company made a promissory note to the Founders with a face amount of $500,000 due August 30, 2024, bearing interest at 10.00% per annum for the first 180 days. Interest for days 181-365 will bear interest at 13.00% per annum. Interest from day 366 through full repayment of principal, interest, and any related expenses will bear interest at 18.00% per annum. The promissory note does not dilute or otherwise impact the Preferred Units.

See independent accountant's review report.

SUPPLEMENTARY INFORMATION

IMPACT ELEVEN LLC

SCHEDULE OF OPERATING EXPENSES

	YEAR ENDED DECEMBER 31, 2022		PERIOD JULY 16 - DECEMBER 31, 2021	
	AMOUNT	PERCENT OF REVENUE	AMOUNT	PERCENT OF REVENUE
Marketing	$ 203,850	6.0	$ -	-
Facilities and office expense	200,379	5.8	-	-
Conferences and sponsorships	99,645	2.9	1,050	0.1
Health insurance	77,051	2.2	7,995	0.6
Team offsite	53,359	1.6	12,895	0.9
401K match	37,876	1.1	-	-
Equipment purchases	33,843	1.0	85,093	5.9
Recruiting fees	31,362	0.9	36,325	2.5
Professional fees and taxes	14,848	0.4	371	-
Bank Charges and fees	-	-	93	-
Total operating expenses	$ 752,213	21.9	$ 143,729	10.0

See notes to financial statements.